NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of General Steel Holdings, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on November 7, 2016, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Company fell below the continued listing standard requiring a listed company to maintain either (i) at least $50 million in stockholders' equity or (ii) at least $50 million in total market capitalization on a 30 trading day average basis. 1. Section 802.01B of the NYSE Listed Company Manual states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when the issuer's average global market capitalization over a consecutive 30 trading-day period is less than $50,000,000 and, at the same time stockholders’ equity is less than $50,000,000. 2. The Exchange, on July 18, 2016, determined that the Common Stock should be suspended from trading after the close on July 18, 2016, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and letter on July 18, 2016. 3. Pursuant to the above authorization, a press release was issued on July 18, 2016 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session regarding the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock was suspended at the close of trading on July 18, 2016. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation, the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On August 1, 2016 the Exchange received a letter from the Company to request a hearing before the Committee. The hearing was held on October 13, 2016. 5. On October 20, 2016, the Committee issued a decision that affirmed the determination of NYSE Regulation to delist the Common Stock. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.